Exhibit 99.1

May 9th, 2016

Globant Reports 2016 First Quarter Financial Results

Record Revenues and Robust Operating Performance

San Francisco, CA / May 9th, 2016 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three months ended March 31, 2016.

First Quarter 2016 Highlights

●	Revenue for the first quarter amounted to $73.3 million, representing a 34.5% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit for the first quarter was $33.0 million (45.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $12.0 million compared to $21.0 million (and an increase of 650 basis points compared to 38.5% Non-IFRS Adjusted Gross Profit Margin) in 2015.
●	Non-IFRS Adjusted Net Income for the first quarter was $8.4 million (11.5% Non-IFRS Adjusted Net Income Margin), an increase of $0.9 million, or 12.0%, compared to a profit of $7.5 million for the first quarter of 2015.
●	Non-IFRS Adjusted Diluted EPS for the first quarter was $0.24 per share (based on 35.2 million average diluted shares for the quarter), an increase of $0.02 compared to Non-IFRS Adjusted Diluted Profit per Share of $0.22 for the first quarter of 2015.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“I am very pleased with our first quarter results. Our revenues for the quarter amounted to $73.3 million, representing an outstanding 34.5% year on year growth. This solid growth in revenue was driven by both our top 10 and our non top 10 accounts, which increased by 35.6% and 33.5% respectively, compared to the first quarter of 2015,” explained Martín Migoya, Globant’s CEO and co-founder.

Migoya added: “Globant continues to benefit from the strong market demand for digital services. Companies are embarking on company-wide digital transformations and we are being selected as a strategic partner to help them walk this important path. As our service offering expands with more practices around our Studios and the consolidation of Services over Platforms, we are reinforcing our position as a pure play on digital services, with strong capabilities in emerging technologies. We are in the right place to help our customers create digital journeys in a timely and innovative manner”.

"Q1 2016 represented a breakthrough in our operating performance, with significant improvements in both our gross and operating margins, driven by the long-awaited normalization of the Argentine Foreign Exchange market. The current margins show the strength of our operation,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 5,285 Globers, 4,847 of whom were IT professionals. The geographic revenue breakdown for the first quarter was as follows: 82.2% from North America (top country: U.S.), 10.8% from Latin America and others (top country: Chile) and 7.0% from Europe (top country: Spain). 92.2% of Globant’s revenue for the first quarter was denominated in U.S. dollars and G.B. pounds and the remaining 7.8% was in other currencies.

During the 12 months ended March 31, 2016, Globant served 359 customers, 54 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 11.6%, 36.4% and 48.4% of the first quarter revenues, respectively.

Cash and cash equivalents and investments as of March 31, 2016 increased to $69.2 million from $62.4 million as of December 31, 2015, while borrowings amounted to $0.5 million. Current assets amounted as of March 31, 2016 amounted to $131.3 million, accounting for 56.3% of total assets. Finally, as of March 31, 2015 there were 34.2 million common shares issued and outstanding.

2016 Second Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter and for the full year 2016:

●	Second quarter revenue is estimated to be between $76 - $78 million.
●	Second quarter Non-IFRS diluted EPS is estimated to be in the range of $0.25 - $0.29 (assuming 35.3 million average diluted shares outstanding for the quarter).
●	Fiscal year 2016 revenue is estimated to be between $309- $315 million
●	Fiscal year 2016 Non-IFRS diluted EPS is estimated to be in the range of $1.12 - $1.20 (assuming 35.8 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company. We dream and build digital journeys that matter to millions of users. We are the place where engineering, design, and innovation meet scale. Today, Globant has more than 5,200 professionals in 12 countries working for companies like Google, eBay Classifieds Group, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, acquisition related expenses and impairments of tax credits. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its Unaudited interim consolidated financial statements, which are prepared according to IAS 34.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2016	March 31, 2015

Revenues	73,326	54,512
Cost of revenues	(41,358)	(34,614)
Gross profit	31,968	19,898

Selling, general and administrative expenses	(17,769)	(15,457)
Impairment of tax credits, net	-	1,820
Profit from operations	14,199	6,261

Gain on transactions with bonds	-	3,984
Finance income	6,886	2,557
Finance expense	(7,447)	(2,736)
Finance expense, net	(561)	(179)

Other income and expenses, net	3	(3)
Profit before income tax	13,641	10,063

Income tax	(5,725)	(2,558)
Net income for the period	7,916	7,505

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	409	(604)
- Net fair value gain on available-for-sale financial assets	928	-
Total comprehensive income for the period	9,253	6,901

Net income attributable to:
Owners of the Company	7,940	7,505
Non-controlling interest	(24)	-
Net income for the period	7,916	7,505

Total comprehensive income for the period attributable to:
Owners of the Company	9,277	6,901
Non-controlling interest	(24)	-
Total comprehensive income for the period	9,253	6,901

Earnings per share
Basic	0.23	0.22
Diluted	0.23	0.22
Weighted average of outstanding shares (in thousands)
Basic	34,223	33,621
Diluted	35,151	34,481

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	Mar 31, 2016	Dec 31, 2015
ASSETS
Current assets
Cash and cash equivalents	32,723	36,720
Investments	36,478	25,660
Trade receivables	45,914	45,952
Other receivables	15,328	18,570
Other financial assets	900	900
Total current assets	131,343	127,802

Non-current assets
Other receivables	24,038	20,122
Deferred tax assets	6,953	7,983
Investment in associates	800	300
Other financial assets	1,221	1,221
Property and equipment	28,718	25,720
Intangible assets	7,314	7,209
Goodwill	32,714	32,532
Total non-current assets	101,758	95,087
TOTAL ASSETS	233,101	222,889

LIABILITIES
Current liabilities
Trade payables	3,235	4,436
Payroll and social security taxes payable	23,506	25,551
Borrowings	253	280
Other financial liabilities	5,770	6,240
Tax liabilities	15,190	10,225
Other liabilities	11	9
Total current liabilities	47,965	46,741

Non-current liabilities
Borrowings	206	268
Other financial liabilities	15,100	15,045
Other liabilities	20	-
Provisions for contingencies	712	650
Total non-current liabilities	16,038	15,963
TOTAL LIABILITIES	64,003	62,704

Capital and reserves
Issued and paid-in capital	41,082	41,050
Additional paid-in capital	51,482	51,854
Other reserves	(675)	(2,012)
Retained earnings	77,183	69,243
Total equity attributable to owners of the Company	169,072	160,135
Non-controlling interests	26	50
Total equity	169,098	160,185
TOTAL EQUITY AND LIABILITIES	233,101	222,889

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2016	March 31, 2015

Reconciliation of adjusted gross profit
Gross Profit	31,968	19,898
Adjustments
Depreciation and amortization expense	914	1,107
Share-based compensation expense	144	5
Adjusted gross profit	33,026	21,010
Adjusted gross profit margin	45.0%	38.5%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	-17,769	-15,457
Adjustments
Depreciation and amortization expense	1,334	1,195
Share-based compensation expense	351	9
Adjusted selling, general and administrative expenses	-16,084	-14,253
Adjusted selling, general and administrative expenses as % of revenues	-21.9%	-26.1%

Reconciliation of Adjusted Profit from Operations
Operating Profit	14,199	6,261
Adjustments
Impairment of tax credits, net of recoveries	-	-1,820
Share-based compensation expense	495	14
Adjusted Profit from Operations	14,694	4,455
Adjusted Operating Profit margin	20.0%	8.2%

Reconciliation of Net income (loss) for the period
Net income for the period	7,916	7,505
Adjustments
Share-based compensation expense	495	14
Adjusted Net income	8,411	7,519
Adjusted Net income margin	11.5%	13.8%

Calculation of Adjusted Diluted EPS
Adjusted Net income	8,411	7,519
Diluted shares	35,151	34,481
Adjusted Diluted EPS	0.24	0.22

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016

Total Employees	3,332	3,371	3,567	3,775	4,040	4,512	4,724	5,041	5,285
IT Professionals	3,000	3,050	3,217	3,424	3,694	4,121	4,327	4,613	4,847

North America Revenue %	79.9	81.1	82.3	83.1	84.1	85.2	84.1	81.7	82.2
Latin America and Others Revenue %	13.0	13.0	11.9	12.0	10.1	9.7	11.5	12.2	10.8
Europe Revenue %	7.1	6.0	5.8	4.9	5.8	5.1	4.4	6.0	7.0

USD Revenue %	88.9	91.8	93.5	94.6	95.0	94.6	93.3	90.8	91.9
GBP Revenue %	1.3	0.8	0.6	0.7	1.0	0.8	1.4	2.4	0.4
Other Currencies Revenue %	9.8	7.4	5.9	4.8	4.0	4.6	5.3	6.8	7.8

Top Customer %	7.1	10.1	8.8	8.8	10.2	12.3	13.4	12.7	11.6
Top 5 Customers %	25.4	29.0	29.2	28.9	30.8	32.8	33.2	34.4	36.4
Top 10 Customers %	39.8	44.8	46.2	44.8	47.8	47.7	45.9	46.4	48.4

LTM Customers Served	266	278	299	296	292	344	343	344	359
LTM Customers with >$1M in Revenue	42	42	45	46	43	43	47	51	49

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant